Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

April 3, 2025

VIA EDGAR

Office of Energy and Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NFiniTi Inc. Preliminary Information Statement on Schedule 14C Filed February 28, 2025 File No. 333-180164

Dear Sir or Madam:

On behalf of our client, NFiniTi Inc., Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 17, 2025, with respect to the above referenced Preliminary Information Statement on Schedule 14C.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response.  Please note that all references to page numbers in the responses refer to the page numbers of the  Company’s Amendment No. 2 to Preliminary Information Statement on Schedule 14C, filed concurrently with the submission of this letter in response to the Staff’s comments.

Preliminary Information Statement on Schedule 14C

General

1. We note you disclose on page 3 that Summit Consumer Products Inc. owns 330,000,000, or 73.3%, of your issued and outstanding shares. However, we also note that Summit Consumer Products Inc. is not included as a beneficial owner of common shares in your beneficial ownership table. Please revise or advise.

Company response:  The Company has amend the beneficial ownership table on page 3 to add Summit Consumer Products.

2. We note your articles of incorporation authorize the issuance of 450,000,000 shares of capital stock and you disclose that as of February 28, 2024 there were 450,000,000 shares issued and outstanding. Please revise to explain in detail how you determined beneficial ownership for each individual in your beneficial ownership table. In that regard, we note your beneficial ownership table reflects that six individuals beneficially own shares that exceed your authorized stock and the Form 8-K filed on February 13, 2025 discloses that you offered, sold and issued 15,788,578,500 shares of common stock in the reverse acquisition of Artisan Beverages.

 Company response:  The Company has added three paragraphs of disclosure under the heading “Security Ownership of Certain Beneficial Owners and Management” and revised the beneficial ownership table on page 3.

Securities and Exchange Commission

April 3, 2025

Please contact the undersigned with any questions or comments.

Very truly yours, LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

cc:           Brian Johnston

                Michael Noble